CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Consolidated Financial Statements

Third Quarter – January 31, 2009

(Unaudited)

(Expressed in Canadian dollars, except where indicated)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

CanAlaska Uranium Ltd.

Consolidated Balance Sheets

As at January 31, 2009 and April 30, 2008

(Unaudited)

(Expressed in Canadian dollars, except where indicated)

	January 31 2009 $000’s	April 30 2008 $000’s (restated)
Assets
Current assets
Cash and cash equivalents (note 5)	7,990	7,376
Accounts receivable and prepaid expenses	2,010	2,121
	10,000	9,497

Available-for-sale securities (note 6)	245	882
Reclamation bonds	281	711
Property, plant and equipment (note 7)	823	887
Mineral property interests (note 8)	36,321	31,391
	47,670	43,368
Liabilities
Current liabilities
Accounts payable and accrued liabilities	590	2,619
	590	2,619
Future income tax liability	1,376	1,376
	1,966	3,995

Non- Controlling Interest (note 4)	7,600	3,600

Shareholders’ Equity
Common shares (note 11)	57,114	54,079
Contributed surplus (note 11)	7,420	5,392
Accumulated other comprehensive income (note 13)	(48)	166
Deficit	(26,382)	(23,864)
	38,104	35,773
	47,670	43,368

Nature of operations (note 1)

Change in Accounting Policy (note 2)

Commitments (note 16)

Subsequent events (note 17)

  Approved by the Board of Directors

____”Jean Luc Roy”___________                                                                  ____”Thomas Graham”______

  Director                                                                                                            Director

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

Consolidated Statements of Loss and Deficit

For the three and nine months ended January 31, 2009 and 2008

(Unaudited)

(expressed in Canadian dollars, except where indicated)

Expenditures	Three months ended January 31, 2009 $000’s	Three months ended January 31, 2008 $000’s	Nine months ended January 31, 2009 $000’s	Nine months ended January 31, 2008 $000’s

Other Expenses (Income)
Consulting, labour & professional fees	327	427	771	1,042
Depreciation and amortization	57	-	164	-
Foreign exchange gain	49	-	(98)	-
Insurance, licenses & filing fees	(46)	17	40	160
Interest income	(27)	(54)	(122)	(186)
Management fee income	210	(608)	-	(608)
Other Income	-	(28)	-	(418)
Office costs	137	88	317	247
Other	(5)	-	(156)	-
Shareholder relations costs	20	92	54	307
Stock-based compensation	347	600	1,101	723
Travel and accommodation	19	22	69	146
Write-down of available-for-sale securities	40	-	368	(15)
Write- off of mineral property costs	-	-	10	-
	1,128	556	2,518	1,398

Loss for the period	1,128	556	2,518	1,398

Deficit – beginning of period (restated)	(25,254)	(21,931)	(23,864)	(21,089)
Deficit – end of period	(26,382)	(22,487)	(26,382)	(22,487)

Basic and diluted loss per share ($ per share)	(0.01)	-	(0.02)	(0.01)

Weighted average shares outstanding (000’s)	137,734	125,521	137,004	114,290

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

Consolidated Statements of Comprehensive Loss

For the three and nine months ended January 31, 2009 and 2008

(Unaudited)

(expressed in Canadian dollars, except where indicated)

	Three months ended January 31, 2009 $000’s	Three months ended January 31, 2008 $000’s	Nine months ended January 31, 2008 $000’s	Nine months ended January 31, 2008 $000’s

Loss for the period	(1,128)	(556)	(2,518)	(1,398)

Other Comprehensive Loss (Income)
Unrealized gain (loss) on available-for-sale securities	58	-	(214)	-

Comprehensive Loss	(1,070)	(556)	(2,732)	(1,398)

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

Consolidated Statements of Cash Flows

For the three and nine months ended January 31, 2009 and 2008

(Unaudited)

(expressed in Canadian dollars, except where indicated)

	Three months ended January 31, 2009 $000’s	Three months ended January 31, 2008 $000’s (restated)	Nine months ended January 31, 2009 $000’s	Nine months ended January 31, 2008 $000’ (restated)s
Cash flows from operating activities
Net loss for the period	(1,128)	(556)	(2,518)	(1,398)
Items not affecting cash
Depreciation and amortization	57	-	164	-
Other	(38)	(1)	(27)	(18)
Available-for-sale security write down	64	-	391	-
Stock-based compensation	15	600	1,101	723
	(1,030)	43	(889)	(693)
Change in non-cash operating working capital
Decrease (increase) in accounts receivable & prepaids	(524)	(158)	187	1,495
Increase (decrease) in accounts payable & accruals	(104)	(40)	(247)	(1,055)
	(1,658)	(155)	(949)	(253)
Cash flows from financing activities
Issuance of common shares (net of issue costs)	-	12	3,441	7,049
Non-controlling interest	2,320	1,721	5,279	1,721
	2,320	1,733	8,720	8,770
Cash flows from investing activities
Gain on disposal	-	-	59	-
Property, plant and equipment	(43)	(46)	(100)	(603)
Deferred exploration costs	(331)	(1,033)	(7116)	(8,873)
95	(374)	(1,079)	(7,157)	(9,476)

Increase (decrease) in cash and cash equivalents	288	499	614	(959)

Cash and cash equivalents - beginning of period	7,702	8,618	7,376	10,076

Cash and cash equivalents - end of period	7,990	9,117	7,990	9,117

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2009 and 2008

(Unaudited)

(expressed in Canadian dollars except where indicated)

1

Nature of operations

CanAlaska Uranium Ltd. (the “Company” or “CanAlaska”) and its subsidiaries are principally engaged in the exploration of uranium properties.  The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties or sell the properties outright.  The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

At January 31, 2009, the Company had cash and cash equivalents of $8.0 million (note 5) and working capital of $9.4 million.  Management believes that the cash on hand at January 31, 2009 is sufficient to meet corporate, administrative and exploration activities for the coming twelve months.  Should management be successful in its forthcoming exploration programs it may either need to dilute its ownership in its properties or secure additional financing to continue to advance the development of its exploration projects.

2

   Change in Accounting Policy

Canada- Korea Uranium Limited Partnership and CanAlaska Korea Uranium Limited

During the third quarter the Company reviewed its accounting policy in respect of the Canada-Korea Uranium Limited Partnership (“CKU Partnership”) and CanAlaska Korea Uranium Limited (“CKUL”).  Under the previous accounting treatment the Company proportionately consolidated the financial statements of CKU Partnership and CKUL.

Under Canadian General Accepted Accounting Principles (“GAAP”) (Accounting Guideline 15 – Consolidation of Variable Interest Entities) the Company must consider its initial decision whether to consolidate or not whenever the variable interest entity (CKU Partnership) issues new variable interests.  During the year, additional contributions totalling $5.3 million have been received from our partners.  These contributions combined with the recent activity undertaken suggest that the funds available are not sufficient to fully develop the property and has lead the Company to apply the principles of Accounting Guideline 15 and fully consolidate both the CKU Partnership and CKUL.

The Company has adopted this change retrospectively as is encouraged under Accounting Guidline 15 and therefore the balance sheet of the Company as at April 30, 2008 has been restated:

Increase (Debit)

Cash and cash equivalents

$211,770

Increase (Debit)

Restricted cash

$12,846

Decrease (Credit)

Accounts Receivable

$(222,383)

Increase (Debit)

Mineral Properties

$358,344

Increase (Credit)

Non-controlling interest

$(3,600,000)

Decrease (Debit)

Contributed Surplus

$3,194,713

Decrease (Debit)

Retained Earnings

$44,170

Section 1535 – Capital Disclosures

Effective May 1, 2008, the Company adopted CICA Handbook Section 1535, Capital Disclosure. This section establishes standards for disclosing information about the Company’s capital and how it is managed. Disclosures required by this standard are included in note 11.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

2

Change in Accounting Policy (continued)

Section 3862 – Financial Instruments - Disclosures

Effective May 1, 2008, the Company adopted CICA Handbook section 3862, Financial Instruments - Disclosures. This section requires the Company to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the Company’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Disclosures required by this standard are included in note 15.

3

Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian GAAP, except where indicated in note 2, on a basis consistent with the annual financial statements of the Company. Disclosure requirements for interim financial statements do not contain all the information that is required of annual financial statements. Accordingly, they should be read in conjunction with the audited financial statements, for the year ended April 30, 2008.  Certain comparative figures have been reclassified to conform to the current period’s presentation.

Estimates, risks and uncertainties

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported, and disclosed in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Realization of the Company’s assets and liabilities is subject to risks and uncertainties, including reserve and resource estimation, future uranium and precious and base metal prices, estimated costs of future production, changes in government legislation and regulations, estimated future income taxes, and the availability of financing and various operational factors.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, CanAlaska Resources Ltd. USA (a Nevada company), CanAlaska West McArthur Uranium Ltd. (a B.C. company) and Golden Fern Resources Limited (a New Zealand company).  The Company also follows Accounting Guideline 15 (note 2) and fully consolidates the assets, liabilities, revenues and expenses of CanAlaska Korean Uranium (“CKU Partnership”) and CanAlaska Korea Uranium Limited.  It recognizes the other Partners’ ownership under the heading Non-controlling interest.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

4

Interests in Variable Interest Entities

CanAlaska Korean Uranium Joint Venture

In December 2007, the Company formed a partnership, CKU Partnership, with Hanwha Corporation, Korea Electric Power Corporation, Korea Resources Corp., and SK Energy Co. Ltd. (the “Korean Consortium”) to develop the Cree East uranium exploration project (“Cree East”) which consists of approximately 56,000 hectares of dedicated contiguous mineral claims in a region known as the Athabasca Basin (“Athabasca”), located in the Canadian province of Saskatchewan.

Under the terms of agreements the Korean Consortium will invest $19 million towards the earn-in of a 50% ownership interest in the CKU Partnership over a 4-year period. As of January 31, 2009, the Korean Consortium has contributed $7.6 million (April 30, 2008: $3.6m) and has a 30% interest (April 30, 2008: 17.4%) in the partnership.

The Company acts as the operator for the exploration project and earns a management fee of 10% of the exploration expenditures incurred.  The following are the significant balances of the CKU Partnership that are included in the CanAlaska’s consolidated balance sheet:

CKU Partnership	January 31, 2009 $000’s	April 30, 2008 $000’s (restated)
Cash	$2,111	$1,291
Mineral property	5,792	3,961
Non-controlling interest	7,600	3,600

5

Cash and cash equivalents

	January 31, 2009 $000’s	April 30, 2008 $000’s (restated)
CKU Partnership funds	$2,111	$13
Option-in advances	59	134
Flow-through funds	141	-
Other available funds	5,679	7,229
Total	$7,990	$7,376

The Company fully consolidates the cash held by CKU Partnership whose funds are held to fund the Cree East property (note 4).  Option-in advances are advance cash funding by joint venture partners on various exploration properties. The Company has also raised cash from the issuance of flow-through shares which may only be used in certain exploration activities in Canada.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

6

Available-for-sale securities

	January 31, 2009		April 30, 2008
	Adjusted Cost $000’s	Market Value $000’s	Adjusted Cost $000’s	Market Value $000’s
Pacific North West Capital Corp. - 846,800 shares	$217	$85	$269	$314
Freegold Ventures Limited - 163,000 shares	21	52	34	279
El Nino Ventures Inc - 260,131 shares	31	18	31	78
Westcan Uranium Corp. - 500,000 shares	74	13	132	54
Mega Uranium Ltd. - 50,000 shares	122	53	95	45
Other available-for-sale securities	155	24	155	112
Total	$620	$245	$716	$882

In October, 2008, the Company reviewed the carrying values of its available-for-sale securities, and in light of the economic circumstances considered that the decreases in market values were significant and provided evidence that the decline in the market value were other-than-temporary losses in value.

The Company has recorded total write-downs on available-for-sale securities of $368,000 during the year. As required the Company has fair valued its available-for-sale securities which has resulted in $214,000 being recorded in other comprehensive income for the period.

Other available-for-sale securities include 4,627,234 shares in 13 other companies.

7

Property, plant and equipment

	January 31, 2009			April 30, 2008
	Cost $000’s	Accumulated amortization $000’s	Net $000’s	Cost $000’s	Accumulated amortization $000’s	Net $000’s
Equipment	$1,389	$(791)	$598	$1,297	$(640)	$657
Other	256	(31)	225	248	(18)	230
Total	$1,645	$(822)	$823	$1,545	$(658)	$887

8

Mineral properties interests

Location	April 30 2008 $000’s (restated)	Q1 $000’s (restated)	Q2 $000’s (restated)	Q3 $000’s	January 31 2009 $000’s
Athabasca Basin, Canada (note 9)	$30,633	$1,023	$2,723	$990	$35,369
Other (note 10)	758	25	423	(254)	952
Total	$31,391	$1,048	$3,146	$736	$36,321

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

The Company holds approximately 1,138,000 hectares of mining claims in the Athabasca Basin located across the provinces of Alberta, Saskatchewan and Manitoba in Canada.  The holdings are comprised of 22 projects which are in various stages of exploration and discovery.

Summary of Option payments due	Total
Fiscal Year Ended	Cash $000’s	Spend[2] $000’s	Shares
April 2009	$80	$1,400	100,000
April 2010	80	2,400	100,000
Thereafter	-	4,000	-
Total due[1]	$160	$4,000	200,000

1 Only considers payments paid during the fiscal year and not previous year’s payments and issuances

2 Represents cumulative spend required not spend per fiscal year

Summary of Option payments receivable[1]	Total
Fiscal Year Ended	Cash $000’s	Spend[3] $000’s	Shares
April 2008 (received)	$50	-	225,000
April 2009	198	6,080	800,000
April 2010	48	10,030	600,000
April 2011	10	11,250	-
April 2012	10	11,750	-
Thereafter	60	18,100	-
Total due[2]	$376	$18,100	1,625,000

1 Excludes expenditures and payments on West McArthur (note 9a) and Cree East (note 4)

2 Only considers payments received during the fiscal year and not previous year’s payments and issuances

3 Represents cumulative spend required not spend per fiscal year

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

9

Athabasca Mineral property interests

Project	April 30 2008 $000’s (restated)	Q1 $000’s (restated)	Q2 $000’s (restated)	Q3 $000’s	January 31 2009 $000’s
Cree East (note 4)	3,961	74	1,413	344	5,792
West McArthur (a)	2,252	(7)	108	46	2,399
Poplar (b)	12	53	35	150	250
Cree West (c)	-	-	-	2	2
Key Lake (d)	-	-	-	3	3
Grease River (e)	97	(97)	1	(1)	-
NE Wollaston (f)	6,516	14	28	26	6,584
Helmer (g)	4,584	39	28	24	4,675
Fond Du Lac (h)	304	254	724	403	1,685
Lake Athabasca (i)	5,764	79	55	(14)	5,884
Alberta (j)	2,273	(3)	26	4	2,300
Hodgson (k)	1,238	3	1	-	1,242
Arnold (l)	1,261	9	1	-	1,271
Black Lake (m)	358	33	150	108	649
Other (n)	2,013	572	153	(105)	2,633
Total	30,633	1,023	2,723	990	35,369

(a)

West McArthur, Saskatchewan - Mitsubishi

West McArthur consists of approximately 36,000 hectares of mineral claims in the Athabasca, Saskatchewan.  In April 2007, the Company optioned the claims to Mitsubishi Development Pty Ltd. (“Mitsubishi”). Mitsubishi may exercise its option to earn a 50% interest in the property by funding expenditures of $10 million by October 2009 ($8.3m – funded and due as at January 31, 2009) and making a $1 million payment upon completion of the funding requirement.

Upon payment of the $1 million, a joint venture (50/50) will be formed. The Company acts as project operator and earns a fee (between 5% and 10%) based on the expenditures incurred. Upon the formation of the joint venture, Mitsubishi may elect to become the operator.

(b)

Poplar, Saskatchewan – Mega Uranium

Poplar consists of approximately 112,000 hectares of mineral claims in Athabasca.  In October 2007, the Company optioned the claims to Mega Uranium Ltd. (“Mega”).  Mega may have exercised its option to earn a 50% by issuing 100,000 common shares (50,000 received) shares and funding total expenditures of $6 million ($2.8m incurred). In December 2008, Mega terminated its option agreement.

The Company acted as the project operator and earned a fee (between 5% and 10%).

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

9

Athabasca Mineral property interests (continued)

(c)

Cree West, Saskatchewan – Westcan Uranium

Cree West is comprised of approximately 13,000 hectares of mineral claims located in the south-east of Athabasca.  In April 2006, the Company optioned the claims to Westcan Uranium Corp (“Westcan”) (formerly International Arimex Resources Inc).  Westcan may earn a 50% interest in the property by making payments of $150,000 (received), issuing 600,000 shares (issued) and making exploration expenditures of $3.6 million before May 2009 ($0.8m completed).

Westcan may acquire an additional 10% interest by spending an additional $4 million and a further 15% interest by completing a feasibility study within 2 years, issuing 400,000 additional common shares, and spending a $1 million per year. The Company acts as the project operator until Westcan has a vested 60% interest. Upon commercial production, the Company will receive a 3% net smelter royalty.

(d)

Key Lake, Saskatchewan – Westcan Uranium

Key Lake is comprised of approximately 6,000 hectares of mineral claims located in the south-east of Athabasca. In March 2006, the Company optioned the claims to Westcan.  Westcan can earn a 50% interest by making payments of $150,000 (received), issuing 200,000 shares (received) and completing work commitments of $2 million by May 2009 ($0.9m completed).

Westcan may elect to acquire an additional 10% interest by spending an additional $2 million and a further 15% interest by completing a feasibility study, issuing to the Company 200,000 additional common shares, and spending $500,000 per year. The Company acts as project operator until Westcan has a vested 60% interest. Upon commercial production, the Company will receive a 3% net smelter royalty.

(e)

Grease River, Saskatchewan

Grease River is comprised of approximately 82,000 hectares of mineral claims located in Athabasca.  In August 2007, an existing option agreement was amended to allow Yellowcake plc (“Yellowcake”) and Uranium Prospects plc (“Uranium Prospects”) to earn up to 60% in the property.

Uranium Prospects and Yellowcake may exercise their option to earn a 60% interest by making payments of $300,000 ($225,000 paid; Mar 2009: $75,000), issuing 2,500,000 common shares (1,500,000 received; Mar 2009: 500,000; Mar 2010: 500,000) and making exploration expenditures of $5 million (Mar 2009: $3.1m; Mar 2010: $4.1m; Mar 2011: $5m) ($2.4m completed and due).

The Company acts as the project operator until a 60% interest is earned. Upon commercial production, the Company will receive a 3% royalty, half of which can be purchased for $3 million.

During the period, the Company recovered exploration costs of $5.06 million; $1.17 million was included in accounts receivable.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

9

Athabasca Mineral property interests (continued)

(f)

NE Wollaston Project, Saskatchewan-Manitoba

This property straddles the Saskatchewan-Manitoba border and lies northeast along the trend of basement formations from the cluster of uranium deposits which include Rabbit Lake. It consists of approximately 171,000 hectares. In December 2008, the Company announced the execution of a Memorandum of Understanding (“MOU”) with East Resources Inc. (“ERI”) to undertake joint exploration for uranium on its 100%-owned North East Wollaston Project. Under the MOU, ERI may earn a 40% interest by undertaking a minimum of 100,000 metres of diamond drilling within 5 years. ERI may earn a 70% interest by undertaking a minimum of 50,000 metres of diamond drilling and successfully completing a feasibility study for a minimum economic reserve of 15 million pounds U3O8 and fully-financing the costs of mine construction. ERI may earn an 80% interest by undertaking a minimum of 50,000 metres of diamond drilling, successfully completing a feasibility study for a minimum economic reserve of 35 million pounds U3O8 and fully-financing the costs of mine construction. ERI may also earn an additional 15% interest to hold a cumulative 95% ownership by granting to CanAlaska a 5% gross revenue royalty from the production and sale of minerals. The MOU carries an exclusivity provision of 90 days (subsequently extended until May 1, 2009), during which CanAlaska and ERI will finalize a definitive agreement.

(g)

Helmer, Saskatchewan

This block mineral claims lies in the north-central part of the Athabasca Basin, southeast of Uranium City and to the west of Fond du Lac and is comprised of approximately 64,000 hectares of mining claims.

(h)

Fond Du Lac, Saskatchewan

In October 2006 (subsequently amended November 2008), the Company acquired from the Fond Du Lac Denesuline First Nations an option to earn a 49% interest in the Fond Du Lac property (comprising approximately 36,000 hectares) for total payments of $130,000 ($50,000 paid; Jun 2010: $40,000; Jun 2011: $40,000), the issuance of 300,000 shares (200,000 issued; Jun 2010: 50,000; Jun 2011: 50,000 ) and work commitments of $2 million (Jun 2011: $1.2m; Jun 2012: $2m).  Upon exercising its 49% option, a joint venture may be formed.

(i)

Lake Athabasca, Saskatchewan

Lake Athasbasca comprises approximately 49,000 hectares of mineral claims located primarily on Lake Athabasca, southwest of Uranium City, Saskatchewan.

(j)

Alberta, Alberta

Alberta comprises approximately 97,000 hectares of mineral claims covering most of the Alberta section of Lake Athabasca.

(k)

Hodgson, Saskatchewan

Hodgson comprises approximately 30,000 hectares of mineral claims west of the Cigar Lake Mine, Saskatchewan.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

9

Athabasca Mineral property interests (continued)

(l)

Arnold, Saskatchewan

Arnold comprises approximately 24,000 hectares of contiguous minerals claims located west of the producing McArthur River mine, Saskatewan.

(m)

Black Lake, Saskatchewan

In December 2006, the Company optioned the Black Lake property comprising approximately 38,000 hectares located in Saskatchewan from the Black Lake Denesuline First Nations.  To earn a 49% interest in the property, the Company, must make payments of $130,000 ($50,000 paid; Jul 2010: $40,000; Jul 2011: $40,000), issue 300,000 shares (200,000 issued; Jul 2010: 50,000; Jul 2011: 50,000) and incur exploration expenditures of $2 million ($0.6m incurred; Jul 2010: $0.7m; Jul 2011: $1.2m; Jul 2012: $2m).  Upon exercising its 49% option, a joint venture may be formed.

(n)

Other Properties

Include the Waterbury, McTavish, Moon, Camsell, Carswell, and Ford claim blocks

Waterbury comprises approximately 12,000 hectares of mineral claims located north of the Cigar Lake mine in Saskatchewan  In December 2007, an option on the property was terminated by a third party after the Company received payments of $75,000, 200,000 shares and $2.1 million had been spent on the property.  McTavish comprises approximately 16,000 hectares of mineral claims lying southeast of the McArthur River mine in Saskatchewan and northwest of the Key Lake Mine. Moon comprises approximately 4,000 hectares of mineral claims lying in two separate blocks between the McArthur River and Key Lake mines and is subject to a 3% third-party NSR.

Camsell is comprised of approximately 30,000 hectares of mineral claims located northeast of the Maurice Bay uranium deposit, and west of Uranium City, on the northern edge of Lake Athabasca. Carswell is comprised of approximately 9,000 hectares of mineral claims in the vicinity of Cluff Lake, Saskatchewan. Ford is comprised of approximately 10,000 hectares of mineral claims located in the South East of Athabasca Basin adjacent to the Cree East Project

10

Other Mineral property interests

Other Projects	April 30 2008 $000’s	Q1 $000’s	Q2 $000’s	Q3 $000’s	January 31 2009 $000’s
Rise & Shine, New Zealand	301	5	7	8	321
Other New Zealand Projects	421	121	64	3	609
Other Projects, Various	36	(101)	352	(265)	22
Total Other Projects	758	25	423	(254)	952

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

10

Other Mineral property interests (continued)

Rise & Shine, New Zealand

Rise & Shine is located 20km northeast of Cromwell, New Zealand and encompasses a number of historical high-grade underground gold mines in the Bendigo Gold field.  Effective July 1, 2007, the Company has completed its earn-in requirements in a Joint Venture with Oceana Gold (30%) and CanAlaska (70%). If either party elects to not to fund or only partially-fund their respective portion of a proposed budget then the defaulting party dilutes their equity in the Joint Venture down to a minimum of 15% at which point the relevant party’s interest in the joint venture will revert to a 2% royalty on gold produced. As of January 31, 2009, CanAlaska’s current interest is 73% and Oceana’s interest is 27%.

Other New Zealand Projects

The Company has also been granted the following three gold and one mercury-sliver prospecting permits: Granite Dome, Greymouth North, Reefton South (note17)and Mt. Mitchell in New Zealand.

Glitter Lake, Quebec

Glitter Lake comprised certain mineral claims prospective for nickel and platinum located near Glitter Lake, Quebec. The Company optioned the property to Pacific North West Capital Corp. (“PFN”). PFN may earn an interest in the property by paying $45,000 (paid), issuing 60,000 shares (issued), and incurring exploration expenditures of $700,000 ($215,000 incurred). On January 30, 2009, the company transferred ownership of Glitter Lake to PFN to fulfill its real estate lease obligation. CanAlaska retained a ½% Net Smelter Return Royalty.

Other Projects, Various

Includes Kasmere, Misty Mountain, Rainbow Hill, and Voisey Bay.

Kasmere comprises approximately 233,000 hectares under license application adjacent to NE Wollaston.  In December 2008, the Company acquired an adjacent claim block from Santoy Resources. The Company acquired Mineral Lease 209B in Manitoba from Santoy Resources Ltd. on December 11, 2008 for 40,000 in

common shares, 500,000 options exercisable over one year at an exercise price of $0.50 and a 2% net smelter royalty.  Mineral Lease 209B is situated in the middle of the Company’s Kasmere claim block.

The Misty Mountain project covers approximately 53,000 hectares and is located in Manitoba adjacent to the southern boundary of the NE Wollaston project.  This area contains significant surface showings of high-grade rare-earths minerals. The grant of the exploration licenses is pending the successful conclusion of its land use consultation with the local first nation’s communities.

On May 23, 2008, the Company optioned the Misty property to Great West Minerals Group Ltd. (“Great Western”). Great Western may exercise its option to earn a 51% interest in the property by making payments of $100,000 (from grant of licence $10,000; $10,000 in each of subsequent 4 years and then $50,000 in year 6), issuing shares of 200,000 (100,000 on grant of licence and 100,000 on 1st anniversary) and making exploration expenditures of $6 million ($150,000 on 1st anniversary, $100,000 on proceeding 3 anniversaries; $2.6m on 5th anniversary and $3m on 6th anniversary).  The Company will act as the operator of the project until Great Western has a vested 51% interest, at which time Great Western may become the operator.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

10

Other Mineral property interests (continued)

Other Projects, Various (continued)

Rainbow Hill comprises 12 unpatented federal lode mining claims in the Valdez Creek Mining District, Talkeetna Recording District, Alaska, U.S.A. This property is optioned to District Gold Inc. under which District Gold may earn a 60% interest by making payments of $150,000 ($37,500 paid), 200,000 shares (100,000 issued) and completing exploration expenditures of $1.5 million.  Rainbow Gold may earn a total 75% interest by completing a feasibility study.

Voisey’s Bay located in Labrador, Newfoundland comprises two blocks claims, VBE-1 and VBE-2.  Both properties are jointly-held with Columbia Yukon Explorations Inc.

The Company retains a 1.75% NSR in the Elliot Lake property held by Pele Mountain Resources Inc.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

11

Equity accounts

The Company has an unlimited amount of authorized common shares without par value.

	Number of shares 000’s	Shares $000’s	Contributed Surplus $000’s
Opening balance – May 1, 2007	107,698	$48,864	$3,153

Share issuances
Cash	18,162	7,377	-
Non-cash	10	4	-
Warrant issuances
Cash
Non-cash		(766)	766
Share issuance expenses
Cash		(238)
Non-cash			20
Transfer on stock option exercise		109	(109)
Flow-through FIT Impact		(1,271)
Compensation expense			1,562
Closing balance – April 30, 2008 (restated)	125,870	$54,079	$5,392

Share issuances
Cash	11,664	3,642	-
Non-cash	200	188	-
Warrant issuances		-	-
Cash		-	-
Non-cash	-	(371)	371
Share issuance expenses		-	-
Cash		(201)	-
Non-cash		(248)	98
Transfer on stock option exercise		25	(25)
Compensation expense		-	1,584
Closing Balance – January 31, 2009	137,734	$57,114	$7,420

For the nine months ended January 31, 2009, the weighted average number of shares outstanding was 137,003,849 (Apr 30, 2008: 117,107,039).

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

11

Equity accounts (continued)

Share issuances

On May 29, 2008, the Company issued 10,922,660 flow-through units at a price of $0.34 per unit for gross proceeds of $3.7 million. Each unit consists of one flow-through common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional flow-through common share or, at the election of the investor, one non flow-through common share for a period of two years from the closing date at a price of $0.50 per warrant share.  A finder’s fee of $179,000 in cash, and 441,176 common shares and 345,589 warrants were issued in connection with the financing. Each warrant entitles the holder to purchase one additional common share of the Company at an exercise price of $0.50 per share for a period of two years from the closing date.

During the first nine months of the fiscal year, 300,000 options were exercised (note 12)

As of January 31, 2009 the Company has not renounced any expenditures in respect of the flow-through units (announced on May 29, 2008) and as such as required under Canadian GAAP has not recognized the future income tax liability.  Subsequent to period end, the Company renounced the tax losses in respect of the May 29, 2008 offering.

Capital Disclosure

The Company considers its common shares, options and warrants as capital. As the Company is in the exploration stage its principal source of funds is from the issuance of common shares. It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore and develop its projects for the benefit of its stakeholders.

12

Share stock options and warrants

The Company has a stock option plan that permits the granting of stock options to directors, officers, key employees and consultants. Terms and pricing of options are determined by management at the date of grant. A total of 22,019,000 common shares of the Company may be allotted and reserved for issuance under the stock option plan.

	Number of shares 000’s	Weighted average exercise price $
Outstanding - May 1, 2008	16,899	0.46
Granted	7,230	0.16
Cancelled / Expired	(1,810)	0.44
Exercised	(300)	0.10
Outstanding - January 31, 2009	22,019	0.37

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

12

Share stock options and warrants (continued)

As at January 31, 2009, the following stock options were outstanding:

Number of Shares Outstanding 000’s		Exercise price $	Expiry Date
	888	$0.40 - $0.45	2009
	3,150	$0.35 - $0.58	2010
	2,688	$0.42 - $0.50	2011
	7,368	$0.40 - $0.75	2012
	2,390	$0.25 - $0.40	2013
	5,535	$0.12	2014
Total	22,019	0.76

Stock options vest over various time periods. As at January 31, 2009, 11,747,041 stock options were vested and exercisable.

For the three months ended January 31, 2009, total stock-based compensation expense was $0.5 million. For the nine months ended January 31, 2009, total stock-based compensation expense was $1.6 million.

Warrants

	Number of shares 000’s	Weighted average exercise price $
Outstanding - May 1, 2008	12,380	$0.57
Granted	5,807	$0.50
Cancelled / Expired	(12,380)	$0.57
Exercised	-	-
Outstanding - January 31, 2009	5,807	$0.50

In May 2008, 5,461,329 warrants were issued in connect with the flow-through unit offering (note 11).  In addition, 345,589 warrants were issued as finders fees.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

12

Share stock options and warrants (continued)

Warrants (continued)

At January 31, 2009, the following warrants were outstanding:

Number of Shares Outstanding 000’s		Exercise price $	Expiry Date
	5,807	$0.50	2010
Total	5,807	$0.50

Option and warrant pricing models require the input of highly subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options. The following assumptions were used in the Black-Scholes option pricing model to calculate the compensation expense:

	Warrants	Options
Risk-free interest rate	3.24%	1.86% to 4.0%
Options expected life	2 years	2.5 to 5 years
Expected volatility	74%	68% to 122%
Expected dividend	0%	0%

13

Accumulated other comprehensive income (loss)

	January 31, 2009 $000’s	April 30, 2008 $000’s
Opening balance	$166	$-
Transition adjustment	-	526
Unrealized loss on available-for-sale securities	(214)	(360)
Closing balance	$(48)	$166

14

Geographic segmented information

The following table illustrates the geographic location of the Company’s assets.

	Canada $000’s	United States $000’s	New Zealand $000’s	Total $000’s
Total assets - April 30, 2008 (restated)	$42,646	$-	$722	$43,368
Total assets – January 31, 2009	$46,741	$-	$929	$47,670

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

15

Financial instruments

Fair Values

As at January 31, 2009, the Company's carrying values of cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued liabilities approximate their fair values due to their short term to maturity.

The Company’s available-for-sale securities are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income.  A number of the Company’s available-for-sale securities have been written down to fair value through earnings as there decline was viewed as other-than-temporary impairment.

Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits cash and cash equivalents with high credit quality financial institutions as determined by rating agencies.

Currency Risk

As at January 1, 2009, the Company’s cash and cash equivalents are predominantly held in Canadian dollars and were therefore subject to fluctuation.

The Company’s significant subsidiaries are located in Canada and therefore no significant foreign currency exposure exists.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with its financial liabilities.   The Company is reliant upon equity issuances as its sole source of cash.  The Company manages liquidity risk by maintaining an adequate level of cash and cash equivalents to meet its ongoing obligations. The Company continuously reviews its actual expenditures and forecast cash flows and matches the maturity dates of its cash equivalents to capital and operating needs.  The Company has been successful in raising equity financing in the past; however, there is no assurance that it will be able to do so in the future.

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Commitments

As of January 31 2009, the Company has sub-lease and lease agreement commitments as follows:

Amount
April 2009	$66
April 2010	264
April 2011	154
Thereafter	6
Total	$490

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

17

Subsequent events

On February 9th, 2009 the Company announced that Kent Exploration Inc. entered into a 5-year Option Agreement with CanAlaska Uranium Ltd. to acquire a 70% interest in the Reefton Project, (EP 40 677) in the South Island of New Zealand. The terms of the agreement call for the payment of $5,000 on execution of the Agreement and $3,500,000 in exploration expenditures on the project over the five year option period, with $100,000 in immediate exploration expenditures, $1,150,000 of expenditures to be made before the end of the third anniversary of the agreement, $2,250,000 of expenditures to be made before the end of the fifth anniversary of the agreement and the issuance of 2,000,000 Kent common shares, of which 500,000 common shares are to be issued on or before the end of the first anniversary of the Agreement, 500,000 on or before the third anniversary of the Agreement and 1,000,000 on or before the end of the fifth anniversary of the Agreement.

17